EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Full Year 2013 Results

Netanya, Israel, April 30, 2014 – RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the year and quarter ended December 31, 2013.

Full Year 2013 Results

Revenues totaled $21.8 million, a 1% increase when compared with $21.6 million in 2012.

Gross profit totaled $4.7 million, a 13% decrease when compared with $5.3 million for 2012.

Operating Expenses totaled 5.3 million, a 14% decrease when compared with $6.3 million in 2012.

Operating loss totaled $0.7 million, compared with an operating loss of $1 million in 2012.

As a result, the Company reported a net loss of $2.635 million, or $0.30 per share for the year ended December 31, 2013, compared with a net loss of $2.051 million, or $0.23 per share, for the for the year ended December 31,  2012.

2013 fourth quarter Results

Revenues totaled $6.7 million, a 3% increase when compared with $6.5 million in the fourth quarter of 2012.

Gross Profit totaled $2.1 million, a 33% increase when compared with $1.56 million in the fourth quarter of 2012.

Operating expenses totaled $1.5 million, a 3% increase when compared with $1.5 million in the fourth quarter of 2012.

Operating Income totaled $0.55 million, compared to an operating loss of $0.08 million in the fourth quarter of 2012.

As a result, the Company reported net income of $39,000, or $0.004 per share, for the fourth quarter of 2013 compared to a net loss of $242,000 or $0.02 per share, for the fourth quarter of 2012.

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “2013 marks the conclusion of three years of intensive R&D efforts to mature our Inertial Navigation and Ground Radar products. This period was very demanding in terms of R&D spending as well as a significant increase in our financial expenses caused by borrowings we incurred to finance the development efforts. Our fourth quarter results show an increase in revenues as well as a larger volume of higher margin programs when compared to earlier quarters of 2013. These factors, together with the growing revenues generated from Inertial Navigation and Ground Radar products’ sales are expected to continue and should benefit 2014 results. Recently delivered Ground Radars are being operated by our first strategic customers and our marketing efforts continue to generate worldwide interest and we look forward towards increased future sales of our Ground Radars.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Tactical Radars for Force and Border Protection Solutions.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

ASSETS	December 31, 2013	December 31, 2012
	Audited

CURRENT ASSETS:
Cash and cash equivalents	$2,137	$1,164
Restricted cash	1,033	1,311
Trade receivables (net of allowance for doubtful accounts of $ 36 and $ 15 at December 31, 2013 and at December 31, 2012 respectively)	4,890	5,381
Costs and estimated earnings in excess of billings on uncompleted contracts	2,031	1,748
Other receivables and prepaid expenses	412	939
Inventories	6,798	7,272

Total current assets	17,301	17,815

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,133	1,160

PROPERTY, PLANT AND EQUIPMENT, NET	2,986	3,324

GOODWILL	587	587

Total assets	$22,007	$22,886

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit	$1,887	$3,172
Trade payables	2,909	1,948
Convertible note and Loans from a shareholder, net	8,307	6,968
Other accounts payable and accrued expenses	4,350	3,750

Total current liabilities	17,453	15,838

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	569	519

Total long-term liabilities	569	519

RADA SHAREHOLDERS' EQUITY
Share capital --
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at December 31, 2013 and December 31, 2012; Issued and outstanding: 8,918,647 at December 31, 2013 and at December 31, 2012 respectively.	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	547	468
Accumulated deficit	(68,200)	(65,565)
Total RADA Electronic Industries shareholders' equity	3,350	5,906
Noncontrolling interest	635	623

Total equity	3,985	6,529

Total liabilities and equity	$22,007	$22,886

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012
	Audited		Unaudited

Revenues:
Products	$20,443	$20,073	6,356	$6,339
Services	1,318	1,478	360	193

	21,761	21,551	6,716	6,532
Cost of revenues:
Products	16,487	15,453	4,234	4,810
Services	673	780	133	160

	17,160	16,233	4,637	4,970

Gross profit	4,601	5,318	2,079	1,562

Operating costs and expenses:
Research and development, net	1,459	2,423	378	601
Marketing and selling	1,959	1,664	670	478
General and administrative	1,919	2,137	480	402

Total operating costs and expenses	5,337	6,224	1,528	1,481

Operating profit (loss)	(736)	(906)	551	81
Financial expenses, net	1,907	1,149	500	319

Net income (loss)	(2,643)	(2,055)	51	(238)

Less: income attributable to non-controlling interest	8	4	12	4

Net income (loss) attributable to RADA Electronic Industries' shareholders	$(2,635)	$(2,051)	$39	$(242)
Net income (loss) per share attributable to RADA Electronic Industries' shareholders:
Basic and diluted net income (loss) per Ordinary share	$(0.30)	$(0.23)	$0.004	$(0.02)
Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,918,647	8,918,647	8,918,647	8,918,647